Infosys®
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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE
EURONEXT LONDON
EURONEXT PARIS

March 12, 2018

Dear Sir, Madam,

Sub: Press Release

Please find attached the press release titled "**Infosys Announces its Intent to Voluntarily Delist from Euronext Paris and Euronext London Exchanges.**"

This will also be made available on the Company's website at www.infosys.com.

This is for your information and records.

Yours sincerely,

For **Infosys Limited**

MANIKANTHA AGS
Digitally signed by MANIKANTHA AGS
Date: 2018.03.12 15:49:23 +05'30'

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

PRESS RELEASE

Infosys Announces its Intent to Voluntarily Delist from Euronext Paris and Euronext London Exchanges

The company's American Depositary Shares will continue to be listed on NYSE

Bengaluru – March 12, 2018: Infosys **(NYSE: INFY; BSE, NSE: INFY)** today announced its intention to voluntarily delist its American Depositary Shares ("ADS") (ISIN US4567881085) from the Euronext Paris and Euronext London exchanges. The primary reason for seeking the proposed delisting is the low average daily trading volume of Infosys ADS on these exchanges, which is not commensurate with the related administrative requirements. During the 5-year period of the company's listing on Euronext Paris and Euronext London, the average daily trading volume of the company's ADS was significantly lower than its average daily trading volume on the New York Stock Exchange (NYSE). The proposed delisting is subject to approval from Euronext Paris S.A. and Euronext London Limited. There will be no change to the Infosys share/ADS count, capital structure and float, as a result of the proposed delisting from the above exchanges. Infosys ADS will continue to be listed on the NYSE under the symbol "INFY" and investors can continue to trade their ADS on the NYSE as before.

Subject to the approval of the proposed delisting by Euronext Paris S.A. and Euronext London Limited, a sales facility will be provided by the company to the holders of ADS trading on the Euronext Paris and Euronext London exchanges. ADS holders, who opt for the sales facility will be able to sell their ADS on the NYSE in accordance with Euronext Paris and Euronext London rules. ADS holders who do not opt for the sales facility can continue to keep their ADS and will be able to trade their ADS on the NYSE. Further, until the date of completion of the proposed delisting, the ADS holders can continue to trade their ADS on the Euronext Paris and Euronext London exchanges.

About Infosys Ltd.

Infosys is a global leader in technology services and consulting. We enable clients in 45 countries to create and execute strategies for their digital transformation. From engineering to application development, knowledge management and business process management, we help our clients find the right problems to solve, and to solve these effectively. Our team of 200,000+ innovators, across the globe, is differentiated by the imagination, knowledge and experience, across industries and technologies that we bring to every project we undertake.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise thrive in the digital age.

Safe Harbor

Certain statements in this press release concerning our intent to voluntarily delist from the Euronext Paris and Euronext London exchanges, expected or hoped for results or actions with respect to the Euronext Paris and Euronext London exchanges, and the availability of a sale facility are forward-looking intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such

forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the Euronext Paris and Euronext London exchanges' approval process and the timing thereof. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

Media contacts:

Asia Pacific
Sarah Gideon
Infosys, India
+91 80 4156 3998
Sarah_Gideon@infosys.com

EMEA
Margherita Di Cerbo
Infosys, Europe
+44 2075162748
Margherita.DiCerbo@infosys.com

Americas
Chiku Somaiya
Infosys, USA
+1 408 375 2722
Chiku.Somaiya@infosys.com